Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use in Labopharm Inc.’s Annual Report on Form 40-F of our reports dated February 24, 2009, with respect to the consolidated financial statements of Labopharm Inc. (the “Company”) as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of the Company as of December 31, 2008.

Montreal, Canada	/s/ Ernst & Young LLP
March 24, 2009	Chartered Accountants